Exhibit 99.1

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2020 and for the three and nine-month
periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2020 and for the three and nine-month periods then ended

Content

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the “Group”) as of September 30, 2020, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three and nine-month periods then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting.

Paredes, Burga & Asociados

Lima, Peru
October 28, 2020

Countersigned by:

/s/ Mayerling Zambrano R.
Mayerling Zambrano R.
C.P.C.C. Register No.23765

Inscrita en la partida 11396556 del Registro de Personas Jurídicas de Lima y Callao
Miembro de Ernst & Young Global

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position

As of September 30, 2020 (unaudited) and December 31, 2019 (audited)

	Note	As of September 30, 2020	As of December 31, 2019
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	3	320,985	68,266
Term deposits with maturity greater than ninety days	3	50,000	-
Trade and other receivables, net	4	91,347	120,530
Income tax prepayments		34,340	30,191
Inventories	5	457,751	519,004
Prepayments		10,355	10,339
Total current asset		964,778	748,330
Non-current assets
Trade and other receivables, net	4	8,871	4,681
Financial instruments designated at fair value through other comprehensive income	15	18,224	18,224
Derive financial instruments	15	39,502	-
Property, plant and equipment	6	2,018,218	2,100,682
Intangible assets		49,652	47,366
Goodwill		4,459	4,459
Deferred income tax assets		16,583	7,419
Right of use assets	7	6,387	46
Other assets		179	351
Total non-current asset		2,162,075	2,183,228
Total assets		3,126,853	2,931,558
Liability and equity
Current liabilities
Trade and other payables	8	190,773	237,299
Interest -bearing loans and borrowings	9 and 15	129,564	98,774
Lease liabilities	7	1,512	57
Provisions	10	2,009	16,603
Total current liabilities		323,858	352,733
Non-current liabilities
Financial obligations	9 and 15	1,199,857	1,003,130
Other financial instruments	15	-	1,302
Lease liabilities	7	5,447	-
Other non-current provisions	10	12,328	7,643
Deferred income tax liabilities		153,923	145,099
Total non-current liabilities		1,371,555	1,157,174
Total liability		1,695,413	1,509,907
Equity
Capital stock		423,868	423,868
Investment shares holds in treasury		40,279	40,279
Treasury shares		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive results		(20,431)	(19,853)
Retained earnings		507,567	497,200
Total equity		1,431,440	1,421,651
Total liability and equity		3,126,853	2,931,558

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss

For the three and nine-month periods ended September 30, 2020 and September 30, 2019 (unaudited)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2020	2019	2020	2019
		S/(000)	S/(000)	S/(000)	S/(000)

Revenue from contracts with customers	12	407,393	383,428	820,996	1,018,736
Cost of sales		(276,263)	(247,771)	(595,713)	(656,969)
Gross profit		131,130	135,657	225,283	361,767

Operating income (expense)
Administrative expenses		(36,200)	(45,253)	(109,778)	(128,236)
Selling and distribution expenses		(9,427)	(11,303)	(31,420)	(32,314)
Other (loss) gain operating income, net		327	86	(317)	1,779
Total operating expenses, net		(45,300)	(56,470)	(141,515)	(158,771)
Operating profit		85,830	79,187	83,768	202,996

Other income (expenses)
Finance income		748	695	2,445	1,514
Finance costs		(23,172)	(20,274)	(66,985)	(58,740)
Net gain on the valuation of trading derivative financial instruments		610	1,505	5,001	480
Loss from exchange difference, net		(1,454)	(1,895)	(8,350)	(619)
Total other expenses, net		(23,268)	(19,969)	(67,889)	(57,365)
Profit before income tax		62,562	59,218	15,879	145,631
Income tax expense	11	(17,370)	(19,003)	(5,512)	(43,085)

Profit for the period		45,192	40,215	10,367	102,546

Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	14	0.11	0.09	0.02	0.24

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income

For the three and nine-month periods ended September 30, 2020 and September 30, 2019 (unaudited)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2020	2019	2020	2019
		S/(000)	S/(000)	S/(000)	S/(000)

Profit for the period		45,192	40,215	10,367	102,546
Other comprehensive income
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Change in fair value of financial instruments designated at fair value through other comprehensive income		-	-	-	(8,302)
Deferred income tax	11	-	-	-	2,449
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
(Loss) gain net on cash flow hedges	15(a)	(2,594)	(1,732)	(821)	2,708
Deferred income tax	11	766	511	243	(799)

Other comprehensive income for the period, net of income tax		(1,828)	(1,221)	(578)	(3,944)

Total comprehensive income, net of income tax		43,364	38,994	9,789	98,602

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity

For the nine-month periods ended September 30, 2020 and September 30, 2019 (unaudited)

		Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid- in capital	Legal reserve	Unrealized gain (loss) on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of December 31, 2018	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,285	1,451,363
Change in accounting policy	-	-	-	-	-	-	-	(15)	(15)

Restated total equity as of January 1, 2019	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,270	1,451,348
Profit for the period	-	-	-	-	-	-	-	102,546	102,546
Other comprehensive income	-	-	-	-	-	(5,853)	1,909	-	(3,944)

Total comprehensive income	-	-	-	-	-	(5,853)	1,909	102,546	98,602
Terminated dividends	-	-	-	-	280	-	-	-	280

Balance as of September 30, 2019	423,868	40,279	(121,258)	432,779	168,636	(1,851)	(14,039)	621,816	1,550,230

Balance as of January 1, 2020	423,868	40,279	(121,258)	432,779	168,636	(2,103)	(17,750)	497,200	1,421,651
Profit for the period	-	-	-	-	-	-	-	10,367	10,367
Other comprehensive income	-	-	-	-	-	-	(578)	-	(578)

Total comprehensive income	-	-	-	-	-	-	(578)	10,367	9,789

Balance as of September 30, 2020	423,868	40,279	(121,258)	432,779	168,636	(2,103)	(18,328)	507,567	1,431,440

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows

For the three and nine-month periods ended September 30, 2020 and September 30, 2019 (unaudited)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2020	2019	2020	2019
		S/(000)	S/(000)	S/(000)	S/(000)

Operating activities
Profit before income tax		62,562	59,218	15,879	145,631
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization		34,731	32,353	103,383	96,407
Finance costs		23,172	20,274	66,985	58,740
Officers compensation provision	13	1,440	2,567	4,319	7,443
Profit on the valuation of trading derivative financial instruments		(610)	(1,505)	(5,001)	(480)
Allowance for expected credit loses	4	111	249	2,287	747
Exchange difference related to monetary transactions		305	(361)	6,319	14
Finance income		(748)	(695)	(2,445)	(1,514)
Net gain on disposal of property, plant and equipment	6	(677)	54	(2,309)	(243)
Other operating, net		(77)	25	(1,367)	424

Working capital adjustments
Decrease (increase) in trade and other receivables		(7,547)	2,197	27,932	(13,763)
Decrease (increase) in prepayments		(553)	7,462	127	(8,768)
Decrease (increase) in inventories		69,111	(32,995)	62,437	(77,218)
Increase (decrease) in trade and other payables		58,885	38,185	15,510	(5,308)
		240,105	127,028	294,056	202,112

Interests received		1,091	536	1,685	1,135
Interests paid		(36,569)	(29,290)	(68,007)	(45,040)
Income tax paid		(3,661)	(12,411)	(18,255)	(35,026)

Net cash flows provided from operating activities		200,966	85,863	209,479	123,181

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statements of cash flows

(continued)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2020	2019	2020	2019
		S/(000)	S/(000)	S/(000)	S/(000)

Investing activities
Opening of term deposits with original maturity greater than 90 days		-	-	(208,990)	-
Purchase of property, plant and equipment		(5,327)	(26,788)	(23,553)	(58,889)
Purchase of intangibles		(657)	(892)	(3,466)	(2,791)
Loans granted to third parties		(1,776)	-	(4,189)	(1,117)
Redemption of term deposits with original maturity greater than 90 days		31,000	-	158,990	-
Proceeds from sale of property, plant and equipment		1,567	2,219	3,368	4,062
Proceed loans granted		-	133	91	219

Net cash used in investing activities		24,807	(25,328)	(77,749)	(58,516)

Financing activities
Loan received	9	578,920	10,377	791,270	54,387
Bank overdraft		-	-	70,921	-
Dividends returned		52	-	292	328
Loan paid	9	(609,465)	-	(609,465)	(610,999)
Bank overdraft paid		(70,691)	-	(70,921)	-
Dividends paid		(12)	(100)	(45,918)	(13,378)
Payment of commissions of financial instruments of hedge		(7,953)	(7,323)	(15,685)	(14,935)
Lease payments	7	(640)	-	(1,171)	-
Proceed from bonds issuance in soles	9	-	-	-	568,696
Proceeds from settlement of derivative financial instruments		-	-	-	1,458

Net cash flows provided from (used in) financing activities		(109,789)	2,954	119,323	(14,443)

Net increase in cash and cash equivalents		115,984	63,489	251,053	50,222
Net foreign exchange difference		2,051	361	1,666	(14)
Cash and cash equivalents at the beginning of the period		202,950	35,425	68,266	49,067

Cash and cash equivalents at the end of the period	3	320,985	99,275	320,985	99,275

Transactions with no effect in cash flows:
Exchange difference related to monetary transactions		305	(361)	6,319	14

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements (unaudited)

As of September 30, 2020 and 2019, and December 31, 2019

1.	Economic activity

(a)	Economic activity -

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, in accordance with the General Law of Peruvian Companies, is an open stock corporation with publicly traded share in the stock exchange of Peru and New York. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of September 30, 2020, December 31, 2019 and September 30, 2019.

The address registered by the Company is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The main activity of the Company is the production and commercialization of cement, precast, concrete and quicklime in the northern region of Peru.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter the “Group”) as of September 30, 2020 and for the nine-month period then ended, were approved for issuance by the Company’s Management on October 28, 2020. The consolidated financial statements as of December 31, 2019 were approved by the Annual General Shareholders’ Meeting on July 9, 2020.

(b)	COVID 19 -

A new strain of coronavirus (COVID-19) that was first identified in Wuhan, China in December 2019, and subsequently declared a pandemic by the World Health Organization, has surfaced in nearly all regions around the world and resulted in travel restrictions and business slowdowns or shutdowns in affected areas. On March 15, 2020, the Peruvian government declared a nationwide state of emergency, effectively shutting down all business considered non-essential (with exception of food production and commercialization, pharmaceuticals and health). As a result, since that date, we shut-down our three plants until the Peruvian government allowed us to restart production and commercial activities on May 20, 2020.

The Government has decided to maintain the nationwide state of emergency until October 31 of this year, hand in hand with the gradual economic reactivation and maintains the quarantine focused on the provinces of Abancay, Huamanga and Huánuco, which recorded the highest number of COVID-19 infections.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

During the halt period, we were unable to generate income, but we have fulfilled our obligations, thus our liquidity and capital resources were affected, however, to date, we have not yet seen any changes in our access and cost of funding. Accordingly, at the beginning of the nationwide emergency state we took a bank overdraft line and short-term loans as a precautionary measure in order to cover our working capital needs witch were replaced in two loans each one of US$18,000,000 with maturity in July 2021 and annual interest rate of 2.50 per cent and two loans each one of S/79,500,000 with maturity in January 2022 and annual interest rate of 2.92 per cent.

We continue to monitor the rapidly evolving situation and guidance from international and domestic authorities since events outside our control might arise that require us to adjust our operating plan. The further spread of COVID-19, and the consequent Government measures to limit the spread of the illness, will impact our ability to carry out our regular business and may adversely affect our business, operating results and financial position.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -

The interim condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivatives financial instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2019.

New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with the policies considered in the preparation of the consolidated financial statements of the Group at December 31, 2019. The standards and interpretations relevant to the Group, that are effective since January 1, 2020 are disclosed below.

-	Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Group, but may impact future periods should the Group enter into any business combinations.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

-	Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements, nor is there expected to be any future impact to the Group.

-	Conceptual Framework for Financial Reporting issued on March 29, 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards.

The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Group.

The Group has not adopted early any standard, interpretation or modification that has been issued but is not yet in force.

2.2	Basis of consolidation -

The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of September 30, 2020 and 2019.

As of September 30, 2020 and 2019, there was no changes in the participation of the common shares that the Company’s had on its subsidiaries; the main activities and information about subsidiaries are revealed on the consolidated financial statements as of December 31, 2019.

2.3	Seasonality of operations -

Seasonality is not relevant to the Group’s activities.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

3.	Cash and cash equivalents

(a)	This caption consists of the following:

	As of September 30, 2020	As of December 31, 2019
	S/(000)	S/(000)

Cash on hand	171	149
Cash at banks (b)	19,964	16,617
Term deposits with original maturities of 90 days or less (c)	300,850	51,500

Cash balances included in statements of cash flows	320,985	68,266

Term deposits with original maturities greater than 90 days (c)	50,000	-
	370,985	68,266

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on bank deposit rates.

(c)	The short-term deposits held in domestic banks and are comprised of S/ 193,000,000 with an annual interest rates between 0.05 and 0.25percent and USD 30,000,000 with an annual interest rate of 0.07 percent and are unrestricted. The short-term deposits have maturities between October 01 and October 22.

As of September 30, 2020, there is a long-term deposit with original maturities greater than ninety days for the amount of S/ 50,000,000, with an annual interest rates of 2.80 percent, and original maturities of 360 days.

The funds used for the constitutions of these deposits proceed from banks loans obtained in March 2020, see note 9.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

4.	Trade and other receivables

As of September 30, 2020 and December 31, 2019 this caption mainly includes trade receivables, value-added tax credit (VAT), interest receivables and accounts receivables from related parties. At those dates, approximately 60 percent and 65 percent of the trade receivables were guaranteed by banks guarantees and mortgages amounting to S/50,388,000 and S/65,508,000, respectively.

As of September 30, 2020 and 2019, the Group recorded S/ 2,287,000 and S/ 747,000 respectively related with allowance for expected credit losses on trade receivables, which is presented in the “Selling and distribution expenses” caption in the interim condensed consolidated statement of profit or loss, and corresponds to the best Management’s estimate considering current situation. The Group’s Management will continue to evaluate its client portfolio conditions and, if necessary, will recognize the corresponding allowance.

The movement of the allowance for expected credit losses on trade and other receivable for the nine period ended as of September 30, 2020 and 2019 is as follows:

	2020	2019
	S/(000)	S/(000)

Opening balance	12,781	11,329
Additions	2,287	747
Recoveries	(7)	-

Ending balance	15,061	12,076

5.	Inventories

As of September 30, 2020 and December 31, 2019 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

6.	Property, plant and equipment

During the three and nine-month periods ended September 30, 2020 the Group additions amounted approximately to S/7,311,000 and S/20,665,000 respectively (S/27,075,000 and S/57,445,000 during the three and nine-month periods ended September 30, 2019, respectively).

Assets with a net book value of S/1,695,000 disposed to third parties by the Group during the nine-month period ended September 30, 2020 (S/702,000 for the nine-month period ended September 30, 2019), resulting in a net gain on disposal of S/2,309,000 (S/243,000 for the nine-month period ended September 30, 2019).

As of September 30, 2020 the Group maintains accounts payable related to the acquisition of property, plant and equipment amounting to S/5,810,000 (S/8,698,000 as of December 31, 2019). Also, the accounts receivable related to disposal of property, plant and equipment amounts to S/2,390,000 as of September 30, 2020 (S/1,754,000 as of December 31, 2019).

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

7.	Leases

The Group has lease contracts with third parties, mainly a 5-year lease contract of trucks. The annual incremental interest rate used for the initial recognition of the right of use asset and the lease liability ranges from 5.2 to 6.2 percent.

The Group also leases certain minor equipment for less than 12 months, the Group has decided to apply the recognition exemption for short term leases (less than 12 months) and for leases of low value assets. The expense for this type of lease amounted to S/1,255,000 for the nine-month period ended September 30, 2020 and was recognized in the “Administrative Expenses” caption of the interim condensed consolidated statement of profit or loss.

The movement of the right of use assets recognized by the Group is shown below:

	Transportation units	Other	Total
	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1, 2020	-	109	109
Additions	7,504	-	7,504
Sales and/or retirement	-	(72)	(72)

Balance as of September 30, 2020	7,504	37	7,541

Accumulated depreciation -
Balance as of January 1, 2020	-	63	63
Additions (c)	1,126	26	1,152
Sales and/or retirement	-	(61)	(61)

Balance as of September 30, 2020	1,126	28	1,154

Net book value
As of December 31, 2019	-	46	46

As of September 30, 2020	6,378	9	6,387

The movement of the lease liabilities recognized by the Group is shown below:

2020
S/(000)

Balance as of January 1	57
Additions	7,504
Sales and disposals	(19)
Financial interest expenses	303
Dues payments	(1,171)
Others	285

Balance as of September 30	6,959

Maturity
Current portion	1,512
Non-current portion	5,447

Balance as of September 30	6,959

The future cash disbursements in relation to lease liabilities have been disclosed in note 09.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

8.	Trade and other payables

As of September 30, 2020 and December 31, 2019, this caption includes trade payables, account payables to related parties, interest, dividends among other minor payables.

As of September 30, 2020, dividends payable amounted to S/6,897,000 (S/52,523,000 as of December 31, 2019).

9.	Interest-bearing loans and borrowings

Corporate Bonds

On January 31, 2019, senior notes were issued for: i) S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; ii) S/310,000,000 at a rate of 6.844 percent per year and maturity of 15 years. As of September 30, 2020 and as of December 31, 2019 the senior notes denominated in US dollars amounts to US$131,612,000 with an annual rate of 4.5 per cent and maturity in 2023.

For the nine-month period ended September 30, 2020 and 2019, the senior notes generated interests that have been recognized in the interim condensed consolidated financial statement of profit or loss for S/ 45,550,000 and S/41,336,000, respectively.

Bank loans

In March 2020, the Company received loans from Banco de Crédito del Perú amounting to S/75,000,000 and US$30,000,000 (equivalent to S/106,350,000) destined for working capital, which has a maturity of 360 days and accrues an annual effective interest rate of 4.95 and 2.99 percent, respectively. Also, in March 2020, the Company received a loan from Banco Scotiabank Perú amounting to S/31,000,000 destined for working capital, which has a maturity of 360 days and accrues an annual effective interest rate of 4.16 percent.

On July 8, 2020, the Company replaced 3 loans in Soles for a total of S/159,689,000, maturities between July 2020 and March 2021, with annual effective interest rates between 4.64 and 4.95 percent, for a loan amounting to S/159,000,000 maturing in December 2021 and an annual effective interest rate of 2.92 percent. Likewise, on that date it also replaced loans in US dollars for a total of US$36,551,000, maturities between August and October 2020 and annual effective interest rates between 2.99 to 3.23 percent, for a loan amounting to US$36,000,000 with maturating in June 2021 and an annual effective interest rate of 2.5 percent.

On September 2020, the loan for US$36,000,000 was replaced for two loans each one of US$18,000,000 with maturity in July 2021 and with an annual effective interest rate of 2.50 percent. Likewise, the loan for S/159,000,000 was replaced for two loans each one of S/79,500,000 with maturity in January 2022 and with an annual effective interest rate of 2.92 per cent.

As result of the transactions described, and for the periods of three and nine months ended September 30, 2020, the Group received bank loans for S/ 578,920,000 and S/ 791,270,000 respectively. Likewise, bank loans for S/ 609,465,000 were canceled.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

For the three and nine-month periods ended September 30, 2019, the loans received were S/ 10,377,000 and S/ 54,387,000 respectively, and loans for S/ 610,999,000 were canceled.

Financial covenants –

Contracts for senior notes issued in US dollars and soles have the following covenants to limit indebtedness in the Company and its guarantor subsidiaries, which are measured before the following transactions; issue debt or equity instruments or merges with another company or dispose or rent significant assets. The covenants are the following:

-	The fixed charge covenant ratio would be at least 2.5 to 1.

-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2020
Financial liabilities	-	129,564	572,993	570,000	1,272,557
Interests	-	62,412	192,326	193,453	448,191
Trade and other payables	121,038	53,858	-	-	174,896
Hedge finance cost payable	-	15,953	23,929	-	39,882
Lease liabilities	497	1,400	6,067	-	7,964

As of December 31, 2019
Interest-bearing loans adjusted by hedge	-	98,774	400,671	570,000	1,069,445
Interests	29,124	31,265	203,525	232,057	495,971
Trade and other payables	174,888	50,364	-	-	225,252
Hedge finance cost payable	-	14,703	36,757	-	51,460
Lease liabilities	15	45	-	-	60

10.	Provisions

As of September 30, 2020 and December 31, 2019, this caption includes workers’ profit sharing, long-term incentive plan and rehabilitation provision. The decrease in this liability is mainly explained by the payment of the workers’ profit sharing and the long-term incentive plan.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

11.	Income tax

The Group calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2020	2019	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)

Current income tax	(3,696)	(16,482)	(5,609)	(26,998)
Deferred income tax	(13,674)	(2,521)	97	(16,087)
Expense tax recognized in the consolidated statements of profit or loss	(17,370)	(19,003)	(5,512)	(43,085)
Benefit tax recognized in other comprehensive income	766	511	243	1,650

Total expense tax	(16,604)	(18,492)	(5,269)	(41,435)

Following is the movement of deferred income tax asset and liability for of the Group:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2020	2019	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)

Increase of deferred income tax asset (*)	1,551	682	9,164	2,603
Increase of deferred income tax liability (**)	(14,459)	(2,692)	(8,824)	(17,040)

Total variation of benefit (expense) deferred income tax	(12,908)	(2,010)	340	(14,437)
Deferred income tax benefit (expense) recognized in interim condensed consolidated statements of profit or loss	(13,674)	(2,521)	97	(16,087)
Deferred income tax benefit recognized in other comprehensive income	766	511	243	1,650

Total variation of benefit (expense) deferred income tax	(12,908)	(2,010)	340	(14,437)

(*)	Corresponds to the increase of tax-loss carry forward in Cementos Pacasmayo S.A.A and in the subsidiaries Distribuidora Norte Pacasmayo S.R.L. and Dinoselva Iquitos S.A.C., in the Management’s opinion these tax losses will be recovered.

(**)	Corresponds to base differences.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Following is the composition of deferred tax related to items recognized in the interim condensed statement of other comprehensive income:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2020	2019	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)

Unrealized gain on financial instruments designated at fair value through other comprehensive income	-	-	-	2,449
Unrealized gain (loss) on derivative financial instruments	766	511	243	(799)

Total deferred income tax in OCI	766	511	243	1,650

12.	Revenue from contracts with customers

This caption is made up as follows:

	Cement, concrete and precast	Quicklime	Construction Supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month period ended September 30, 2020
Revenue from external customers	368,143	8,985	29,855	410	407,393
For the nine-month period ended September 30, 2020
Revenue from external customers	747,858	22,231	50,246	661	820,996

For the three-month period ended September 30, 2019
Revenue from external customers	357,563	8,160	17,691	14	383,428
For the nine-month period ended September 30, 2019
Revenue from external customers	943,753	25,745	49,102	136	1,018,736

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

13.	Related party transactions

During the nine-months periods ended September 30, 2020 and 2019, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2020	2019	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)

Income
Inversiones ASPI S.A.
Fees from office lease	3	3	9	9
Fees for management and administrative services	(206)	136	66	408

Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	343	86	1,003	258
Fees from leasing of parking	87	81	252	242

Fosfatos del Pacífico S.A. (Fospac)
Fees from office lease	7	7	21	21
Fees for management and administrative services	(57)	290	523	870

Fossal S.A.A. (Fossal)
Fees from office lease	3	3	11	11
Fees for management and administrative services	16	10	36	30

Expense
Security services provided by Compañía Minera Ares S.A.C.	475	475	1,425	1,447

As a result of these and other transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of September 30, 2020 and December 31, 2019:

	September 30, 2020		December 31, 2019
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	1,067	80	543	-
Compañía Minera Ares S.A.C.	238	893	207	1,772
Inversiones ASPI S.A.	149	-	157	-
Other	76	-	264	-

	1,530	973	1,171	1,772

Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party receivables or payables. For the periods ended September 30, 2020 and December 31, 2019, the Group has not recorded any allowance for expected credit losses on receivables from related parties.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Compensation of key management personnel of the Group -

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short term compensations expense amounted to S/5,897,000 and S/18,388,000 during the three and nine-month periods ended September 30, 2020, respectively (S/6,743,000 and S/17,389,000 during the three and nine-month periods ended September 30, 2019), and the total long term compensations expense amounted to a S/1,440,000 and S/4,319,000 during the three and nine-month periods ended September 30, 2020, respectively (S/2,567,000 and S/7,443,000 during the three and nine-month periods ended September 30, 2019). The Group does not compensate Management with post-employment or contract termination benefits or share-based payments.

14.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net profit for the nine-month period ended September 30, 2020 and 2019 attributable to common shares and investment shares of the parent by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of September 30, 2020 and 2019.

Calculation of the weighted average number of shares and the basic earnings per share is presented below:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30
	2020	2019	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)

Numerator
Net profit attributable to ordinary equity holders of the Parent	45,192	40,215	10,367	102,546

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2020	2018	2020	2019

Denominator
Weighted average number of common and investment shares (thousands)	428,107	428,107	428,107	428,107
Basic profit for common and investment shares	0.11	0.09	0.02	0.24

There have been no other transactions involving common and investment shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

15.	Financial assets and liabilities

(a)	Financial asset –

Derivatives assets of hedging -

Foreign currency risk -

As of September 30,2020 and as of December 31, 2019, the Group maintains Cross currency swap contracts for a nominal amount of US$150,000,000, of which US$131,612,000 have been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized loss of S/2,594,000 y S/821,000 for the nine and three-month period ended September 30, 2020 (unrealized loss of S/1,732,000 and an unrealized gain of S/2,708,000 for the nine-month period ended September 30, 2019) is included in the interim condensed consolidated statement of other comprehensive income. The amounts retained in other comprehensive income as of September 30, 2020 are expected to mature and affect the consolidated statement of profit or loss in 2023, settlement year of cross currency contracts.

Derivate assets from trading -

Cross currency swaps that do not have an underlying relationship amounts to US$18,388,000 and have been designated as trading. The net gain recognized in profit or loss for the change on their fair value amounts to S/5,001,000 for the nine-month period ended September 30, 2020 (net loss of S/480,000 for the nine-month period ended September 30, 2019).

(b)	Fair values and fair value accounting hierarchy –

Set out below is a comparison of the carrying amounts and fair values of financial instruments of the Group, as well as the fair value accounting hierarchy:

	Carrying amount		Fair value		Fair value hierarchy
	2020	2019	2020	2019	2020/2019
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	320,985	68,266	320,985	68,266	Level 1
Term deposits with original maturities greater than ninety days	50,000	-	50,000	-	Level 1
Trade and other receivables	100,218	125,211	100,218	125,211	Level 1
Derivative financial assets -“cross currency swaps”	39,502	-	39,502	-	Level 2
Financial instruments at fair value through other comprehensive income	18,224	18,224	18,224	18,224	Level 3
Total financial assets	528,929	211,701	528,929	211,701

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

	Carrying amount		Fair value		Fair value hierarchy
	2020	2019	2020	2019	2020/2019
	S/(000)	S/(000)	S/(000)	S/(000)

Financial liabilities
Trade and other payables	190,773	237,299	190,773	237,299	Level 1
Derivatives financial liabilities – Cross currency swaps	-	1,302	-	1,302	Level 2
Senior notes	1,040,857	1,003,130	1,100,345	1,048,484	Level 1
Promissory notes	288,564	98,774	286,390	99,333	Level 2

Total financial liabilities	1,520,194	1,340,505	1,577,508	1,386,418

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of September 30, 2020 and December 31, 2019, there were no transfers between the fair value hierarchies.

Management assessed that cash and term deposits, trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

A credit valuation adjustment (CVA) is applied to the “over-the counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of the promissory note is calculated using the results of cash flow discounted at the indebtedness market rates effective as of the date of estimation.

-	The fair value of financial instruments designated at fair value through other comprehensive income has been determined using the income approach and discounted cash flow method. The quantitative information about the significant unobservable inputs used in level 3 fair value measurements as of September 30, 2020 and as of December 31, 2019 are described as follows:

Significant unobservable inputs	Weighted average	Fair value sensitivity

Earning growth factor	4%	5% (2019 and 2020) increase or decrease in the factor would result in an increase (decrease) in fair value of S/11,012,000 and (S/11,381,000), respectively.
WACC	8.9%	10% (2019 and 2020) increase or decrease in the discount rate would result in an increase (decrease) in fair value at (S/11,222,000) and S/15,352,000, respectively.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

16.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of September 30, 2020, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable; and provided a rent for the three and nine-month period ended September 30, 2020 and 2019 for S/1,003,000 and S/258,000, respectively.

Finance lease commitments - Group as lessee

As of September 30, 2020, the Group has lease contracts with third parties, the main contract corresponds to trucks lease with a maturity of 5 years, accounting records generated by these transactions are disclosed in note 7.

Capital commitments

As of September 30, 2020, the Group had no have significant capital commitments.

Other commitments

On August 29, 2018, the Company signed a gas supply contract with Olympic Peru that entered in force during 2019 by which we started to use gas in the Piura plant. On August 30, 2020 the contract was terminated.

Environmental matters

The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2019.

Tax situation

The Company is subject to Peruvian tax law. As of September 30, 2020 and 2019, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

It should be noted that of January 1, 2019, a series of tax benefits for Loreto region is eliminated, eliminating the tax refund of the Value added tax (it was the only region that maintained this benefit) and the exemption of the Value added tax for the importation of goods that are destined for consumption in the Amazon. Likewise, as of January 1, 2020 the exemption of the Value added tax for the import of goods that are destined for consumption in the Amazon for the rest of the region (Ucayali, San Martín, Amazonas and Madre de Dios) was eliminated.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of September 30, 2020 and December 31, 2019.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company.

The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2015-2019	Dec.15-2019
Cementos Selva S.A.	2015-2019	Dec.15-2019
Distribuidora Norte Pacasmayo S.R.L.	2015-2019	Dec.15-2019
Empresa de Transmisión Guadalupe S.A.C.	2015-2019	Dec.15-2019
Salmueras Sudamericanas S.A.	2015-2019	Dec.15-2019
Calizas del Norte S.A.C. (on liquidation)	2015-2019	Dec.15-2019
Soluciones Takay S.A.C.	2019	May-Dec.2019

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of September 30, 2020 and the consolidated financial statements as of December 31, 2019.

Legal claim contingency

As of September 30, 2020, some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/12,204,000. From this amount, S/2,225,000 corresponded to labor claims from former employees; S/7,681,000 linked to resolutions of determination and fine on the property tax of the periods 2009 to 2014 issued by the District Municipality of Pacasmayo, and S/2,298,000 related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group and Management has been advised by its legal counsel that these claims are possible. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty

The Group signed agreements with third parties and with Peruvian Government related to the use of concessions for extraction activities on process of cement production. The information of the payment of royalties are reveled on the consolidated financial statements of the Group as of December 31, 2019.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

17.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and precast in the northern region of Peru.

-	Sale of construction supplies in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Revenue from external customers		Gross margin		Profit before income tax		Tax on earnings		Net Profit
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month periods ended September 30,
Cement, concrete and precast	368,143	357,563	128,219	134,568	61,650	60,982	(17,393)	(19,578)	44,257	41,404
Construction supplies	29,855	17,691	1,638	966	1,194	(185)	(243)	72	951	(113)
Quicklime	8,985	8,160	1,481	134	1,016	(435)	(368)	129	648	(306)
Other	410	14	(208)	(11)	(1,298)	(1,144)	634	374	(664)	(770)

Total	407,393	383,428	131,130	135,657	62,562	59,218	(17,370)	(19,003)	45,192	40,215

For the nine-month periods ended September 30,
Cement, concrete and precast	747,858	943,753	220,835	358,567	18,615	150,505	(6,462)	(44,527)	12,153	105,978
Construction supplies	50,246	49,102	2,216	2,063	(648)	(1,168)	225	346	(423)	(822)
Quicklime	22,231	25,745	2,659	1,105	1,187	(502)	(412)	148	775	(354)
Other	661	136	(427)	32	(3,275)	(3,204)	1,137	948	(2,138)	(2,256)

Total	820,996	1,018,736	225,283	361,767	15,879	145,631	(5,512)	(43,085)	10,367	102,546

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

	Segment assets	Other assets (**)	Total assets	Total liabilities by segment
	S/(000)	S/(000)	S/(000)	S/(000)

As of September 30, 2020
Cement, concrete and precast	2,908,896	34,660	2,943,556	1,635,222
Construction supplies	43,596	-	43,596	60,070
Quicklime	84,613	-	84,613	-
Other (*)	32,022	23,066	55,088	121

Total	3,069,127	57,726	3,126,853	1,695,413

As of December 31, 2019
Cement, concrete and precast	2,736,083	-	2,736,083	1,409,596
Construction supplies	51,376	-	51,376	99,934
Quicklime	93,812	-	93,812	-
Other (*)	32,063	18,224	50,287	377

Total	2,913,334	18,224	2,931,558	1,509,907

(*)	The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group.

(**)	As of September 30, 2020 corresponds to the financial instruments designated at fair value through OCI and to the fair value of derivative financial instruments (cross currency swap) for approximately S/18,224,000 and S/39,502,000, respectively. As of December 31, 2019 corresponds to the financial instruments designated at fair value through OCI for approximately S/18,224,000. The fair value of hedge derivative financial instruments is allocated to the segment of cement, and the financial instruments designated at fair value through OCI and the fair value of the trading derivative financial instrument are presented as “Other”.

Geographic information

As of September 30, 2020 and December 31, 2019, all non-current assets are located in Peru and all revenues are from Peruvian clients.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

18.	Financial risk management, objectives and policies

The Group´s main financial assets include cash and short-term deposits (with maturity less than 360 days) and trade and other receivables that derive directly from its operations. The Group also holds financial instruments designated at fair value through OCI, cash flow hedges instruments and derivative financial instruments of trading. The Group’s main financial liabilities comprise trade payables and other payables, loans and borrowings, with short-term and long-term maturities. The main purpose of these financial liabilities is to finance the Group’s operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives.

The Management reviews and agrees policies for managing each of these risks as mentioned in the consolidated financial statements as of December 31, 2019. Due to the current situation explained in detail in note 1(b), we have carried out the update of relevant financial risks, which are shown below.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

The Group hedges its exposure to fluctuations on the translation into soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts, see note 16.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

As of September 30, 2020	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	2,426
	+10	4,853
	-5	(2,426)
	-10	(4,853)

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

As of September 30, 2019	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(417)
	+10	832
	-5	417
	-10	(832)

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and debentures of long term. Access to fund sources is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if necessary. The detail of the credit line and financial liabilities is shown in notes 9 and 10, respectively.

In Management opinion the Group has sufficient financial strength to face short-term obligations in the event of an extension of the nationwide state of emergency, considering that it maintains S/320,985,000 in cash and banks, S/50,000,000 in time deposits with maturities greater than 90 days that are freely available. Likewise, it is relevant to indicate as of September 30, 2020 and December 31, 2019 no portion of Senior Notes will mature in less than one year.

Risk management activities –

As a result of its activities, the Group is exposed to the foreign currency exchange rate risk, thereof the Company has acquired hedging financial instruments to cover this risk. Since November 2014, the Group has hedged its exposure to foreign currency from its corporate bonds (denominated in US dollars). During the nine-month period ended September 30, 2020, there was moderate volatility in the US dollar exchange rate with respect to the soles, whose effects were partially mitigated by the exchange rate hedge maintained by the Company.

As of September 30, 2020 and December 31, 2019, except for the derivatives financial instruments (cross currency swaps) signed by the Company to hedge the foreign currency risk of its Senior Notes, the Group had no other financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

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